CYIOS Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, DC  20004

June 3, 2010

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549-7010

Attn:	Robert W. Errett
Re:	CYIOS Corporation
File No. 333-165941

Mr Errett:

We have responded on the following numbered pages to the SEC comments received May 5th 2010 in connection to the reference file No. above.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further comments to our filings.

Sincerely,

/s/ Timothy Carnahan

Timothy Carnahan
Chief Executive Officer and President

Table of Contents
General –		3
1.	√ Pricing Mechanism	3

2.	√ Comment letter 10K and 10Q	3

Prospectus Cover Page		3
3.	√ Clarify Registration of only $200K	3

Item 3 Summary of Information and Risk Factors 1-1:		3
4.	√ Discuss the transaction	3

Item 3 Risk Factors 1-4:		3
5.	√ Delete fifth sentence	3

We are registering an aggregate of 3,500,000 - 1-8:		3
6.	√ Disclose under sec 2.2(a) and 3.10 of the equity financing agreement.	3

Auctus will pay less than the then-prevailing market price 1-8:		4
7.	√ Revise heading above and risk factors section	4

Item 4 Use of proceeds 1-11:		4
8.	√ How are we going to use the proceeds – in more detail	4

Item 6 Dilution 1-11:		4
9.	√ Potential dilution	4

Item 7 Selling Security Holders 1-12:		4
10.	√ Who is Al Sollami and what’s his voting rights?	4

Item 8 Plan of Distribution 1-13:		4
11.	√ Auctus is subject to Regulation M…	4

12.	√ 4.99% or 9.9% ownership…	4

13.	√ Auctus selling any shares via short sales and hedging activities …	5

Management Page 1-21:		5
14.	√ Update disclosure to comply with 401(f) and SEC release 30-9089.	5

Where you can find more information 1-23:		5
15.	√ SEC wrong address	5

Report of Independent Auditor 1-25:		5
16.	√ Have to read this as it’s about not providing the reports?	5

Item 15: - itemize recent sales stock issued.		5
17.	√ Item 701 of Regulation S-K…	5

Signatures:		5
18.	√ Signature not provided	5

Exhibits 5.1:		6
19.	First paragraph - revise	6

20.	Fourth and fifith paragraphs	6

21.	“Penultimate paragraph” – we basically reference “legal Representation” but it’s not in the prospectus – revise	6

22.	Remove section 11 language.	6

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General –

1.	√ Pricing Mechanism

We understand this to be a matter of the “pricing mechanism” in that it must be set. CYIOS and Auctus both agree to the fully executed documents in our 8-K (DEFA and RRA) attached as exhibits to this S1. Moreover, we set the purchase price in section 1.22 in DEFA and feel the transaction is complete.

As for the floor price, CYIOS can waive this requirement; however, it will not have any effect on the purchase price.

2.	√ Comment letter 10K and 10Q

We have filed our responses to the comment letter and filed a 10-K/A based on the comment letter.

Prospectus Cover Page

3.	√ Clarify Registration of only $200K

We are working under the Rule 415 – Delayed or Continuous Offering and Sale of Securities. We have pointed out in summary on DEFA and RRA 8-K filed April 2010 that CYIOS is in control of when we issue a “Drawdown Notice”. However, there is a limit to how many shares we can register against how many shares are outstanding in our public float. This is why we have only registered 3.5M shares in this S1.

Item 3 Summary of Information and Risk Factors 1-1:

4.	√ Discuss the transaction

We briefly discussed the transaction in a separate heading under the Item 3 – Summary information and risk factors. We further explained in greater detail the transaction under Item 8 – Plan of Distribution. Major points we depicted where already laid out in ITEM 3 – Risk factors related to our securities, the equity line of credit and this offering.

Item 3 Risk Factors 1-4:

5.	√ Delete fifth sentence

We deleted the sentence.

We are registering an aggregate of 3,500,000 - 1-8:

6.	√ Disclose under sec 2.2(a) and 3.10 of the equity financing agreement.

We’ve reviewed the DEFA under section 2.2(a) and 3.10 as it discloses that Auctus will not engage in any short selling.

Auctus will pay less than the then-prevailing market price 1-8:

7.	√ Revise heading above and risk factors section

We’ve revised our heading in the FORM S-1 page 1-9. We’ve updated our risk factors section to explain the dilutive risk.

Item 4 Use of proceeds 1-11:

8.	√ How are we going to use the proceeds – in more detail

We’ve explained how we would use the proceeds in Form S-1.

Item 6 Dilution 1-11:

9.	√ Potential dilution

We will include tables indicating potential dilution of the company’s outstanding shares if full amount received, 75% of amount received and 50% of amount received.

Item 7 Selling Security Holders 1-12:

10.	√ Who is Al Sollami and what’s his voting rights?

We’ve updated FORM S-1 to include the ownership and voting rights of Al Sollami.

Item 8 Plan of Distribution 1-13:

11.	√ Auctus is subject to Regulation M…

We’ve updated page 1-14 of the FORM S-1 to indicate Auctus is subject to regulation M.

12.	√ 4.99% or 9.9% ownership…

On the DEFA Section 7.2(g) of the equity financing agreement indicates that Auctus and their affiliates cannot own more than 9.9% of your outstanding common stock.

The 9.9% is a typo and should state what on page 1-14 of the FORM S-1, 4.99%. We will attach as an exhibit the corrected typo of the DEFA.

We have also updated FORM S-1 to include Auctus and Affiliates.

13.	√ Auctus selling any shares via short sales and hedging activities …

As stated in DEFA section 2.2a and 3.10, no short sales will be done nor will any hedging activities be engaged by Auctus.

Management Page 1-21:

14.	√ Update disclosure to comply with 401(f) and SEC release 30-9089.

We’ve updated FORM S-1 to comply with amendments to Item 401 effective Feb, 28, 2010 – page 1-23.

Where you can find more information 1-23:

15.	√ SEC wrong address

We’ve updated the Form S-1 with the corrected address.

Report of Independent Auditor 1-25:

16.	√ Have to read this as it’s about not providing the reports?

We’ve included the Auditor’s Report that was an oversight and we’ll get updated consent letters reflecting the revised FORM S-1.

Item 15: - itemize recent sales stock issued.

17.	√ Item 701 of Regulation S-K…

Under the consultant agreement with Rockport Financial, warrants were issued and executed for payment of services. This has been updated in our FORM S-1. This was not in conjunction with the S-1.

Signatures:

18.	√ Signature not provided

Signatures:

1.	√ Signature not provided

The signatures have been provided.

Exhibits 5.1:

2.	First paragraph

This paragraph has been revised.

3.	Fourth and fifth paragraphs

These paragraphs have been revised.

4.	“Penultimate paragraph” – we basically reference “legal Representation” but it’s not in the prospectus

Revised

5.	Remove section 11 language.

The language has been removed and revised.

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